UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              GOLDEN TELECOM, INC.
                              --------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   38122G107
                               -------------------
                                 (CUSIP Number)

                             Vladimir Lechtman, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                           Robert S. Strauss Building
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 2002
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 26 Pages
                             Exhibit Index: Page 18

                                  SCHEDULE 13D

CUSIP No. 38122G107                                          Page 2 of 26 Pages


1        Names of Reporting Persons

         I.R.S. Identification Nos. of above persons (entities only)

                  ALFA TELECOM LIMITED

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                               a.  [ ]
                                               b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  British Virgin Islands

      Number of            7          Sole Voting Power
       Shares                              10,731,707*
    Beneficially
      Owned By             8         Shared Voting Power
       Each                                0
     Reporting
      Person               9         Sole Dispositive Power
       With                                10,731,707*

                           10        Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,731,707*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [X]

13       Percent of Class Represented by Amount in Row (11)

                                    40.00%*

14       Type of Reporting Person (See Instructions)

                                    OO; HC

*        See Items 5 and 6 hereof.

                                SCHEDULE 13D

CUSIP No. 38122G107                                          Page 3 of 26 Pages


1        Names of Reporting Persons

         I.R.S. Identification Nos. of above persons (entities only)

                  ALFA CAPITAL HOLDINGS (CYPRUS) LIMITED

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                               a.  [ ]
                                               b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Cyprus

      Number of            7          Sole Voting Power
       Shares                              1,609,756*
    Beneficially
      Owned By             8         Shared Voting Power
       Each                                0
     Reporting
      Person               9         Sole Dispositive Power
       With                                1,609,756*

                           10        Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,609,756*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [X]

13       Percent of Class Represented by Amount in Row (11)

                                    6.00%*

14       Type of Reporting Person (See Instructions)

                                    OO; HC

*        See Items 5 and 6 hereof.

                                SCHEDULE 13D

CUSIP No. 38122G107                                          Page 4 of 26 Pages


1        Names of Reporting Persons

         I.R.S. Identification Nos. of above persons (entities only)

                  ABH FINANCIAL LIMITED

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                               a.  [ ]
                                               b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  British Virgin Islands

      Number of            7          Sole Voting Power
       Shares                              1,609,756*
    Beneficially
      Owned By             8         Shared Voting Power
       Each                                0
     Reporting
      Person               9         Sole Dispositive Power
       With                                1,609,756*

                           10        Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,609,756*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [X]

13       Percent of Class Represented by Amount in Row (11)

                                    6.00%*

14       Type of Reporting Person (See Instructions)

                                    OO; HC

*        See Items 5 and 6 hereof.

                                SCHEDULE 13D

CUSIP No. 38122G107                                          Page 5 of 26 Pages


1        Names of Reporting Persons

         I.R.S. Identification Nos. of above persons (entities only)

                  ALFA FINANCE HOLDINGS S.A.

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                               a.  [ ]
                                               b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Luxembourg

      Number of            7          Sole Voting Power
       Shares                              10,840,647*
    Beneficially
      Owned By             8         Shared Voting Power
       Each                                0
     Reporting
      Person               9         Sole Dispositive Power
       With                                10,840,647*

                           10        Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,840,647*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [ ]

13       Percent of Class Represented by Amount in Row (11)

                                    40.41%*

14       Type of Reporting Person (See Instructions)

                                    OO; HC

*        See Items 5 and 6 hereof.

                                SCHEDULE 13D

CUSIP No. 38122G107                                          Page 6 of 26 Pages


1        Names of Reporting Persons

         I.R.S. Identification Nos. of above persons (entities only)

                  CTF HOLDINGS LIMITED

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                               a.  [ ]
                                               b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Gibraltar

      Number of            7          Sole Voting Power
       Shares                              10,840,647*
    Beneficially
      Owned By             8         Shared Voting Power
       Each                                0
     Reporting
      Person               9         Sole Dispositive Power
       With                                10,840,647*

                           10        Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,840,647*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [ ]

13       Percent of Class Represented by Amount in Row (11)

                                    40.41%*

14       Type of Reporting Person (See Instructions)

                                    OO; HC

*        See Items 5 and 6 hereof.

                                SCHEDULE 13D

CUSIP No. 38122G107                                          Page 7 of 26 Pages


1        Names of Reporting Persons

         I.R.S. Identification Nos. of above persons (entities only)

                  CROWN FINANCE FOUNDATION

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                               a.  [ ]
                                               b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Liechtenstein

      Number of            7          Sole Voting Power
       Shares                              10,840,647*
    Beneficially
      Owned By             8         Shared Voting Power
       Each                                0
     Reporting
      Person               9         Sole Dispositive Power
       With                                10,840,647*

                           10        Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,840,647*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [ ]

13       Percent of Class Represented by Amount in Row (11)

                                    40.41%*

14       Type of Reporting Person (See Instructions)

                                    OO

*        See Items 5 and 6 hereof.

                                                              Page 8 of 26 Pages


     This Amendment No. 5 on Schedule 13D relates to shares of common stock, $.01 par value per share (the "Shares"), of Golden Telecom, Inc. (the "Issuer"). This Amendment No. 5 supplementally amends the initial statement on Schedule 13D, dated May 21, 2001; Amendment No. 1 thereto, dated July 20, 2001; Amendment No. 2 thereto, dated September 13, 2001; and Amendment No. 3 thereto, dated February 28, 2002, and Amendment No. 4, dated September 9, 2002 (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 5 is being filed by the Reporting Persons to report the grant by Alfa Telecom (as defined herein) to Alfa Capital Holdings (as defined herein), each of which is a wholly-owned direct or indirect subsidiary of Alfa Finance (as defined herein), of an Option (as defined herein) to acquire certain Shares owned by Alfa Telecom and to report the addition of Alfa Capital Holdings and ABH Financial (as defined herein) as Reporting Persons hereunder. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.         Identity and Background.

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          (i)  Alfa Telecom Limited ("Alfa Telecom");

          (ii) Alfa Capital Holdings (Cyprus) Limited ("Alfa Capital Holdings");

          (iii) ABH Financial Limited ("ABH Financial");

          (iv) Alfa Finance Holdings S.A. ("Alfa Finance");

          (v)  CTF Holdings Limited ("CTF Holdings"); and

          (vi) Crown Finance Foundation ("Crown Finance").

     This Statement relates to Shares held for the accounts of Alfa Telecom and a British Virgin Islands company ("BVI Sub"), the sole shareholder of which is Alfa Finance, and an Option (as defined herein) held for the account of Alfa Capital Holdings, the sole shareholder of which is ABH Financial, the sole shareholder of which is Alfa Finance.

                              The Reporting Persons

     Alfa Telecom is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

     Alfa Capital Holdings is a Cyprus company, with its principal address at Julia House, 3 Themistocles Dervis Street, 1066, Nicosia, Cyprus. The principal business of Alfa Capital Holdings is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa Capital Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

     ABH Financial is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The

                                                              Page 9 of 26 Pages


principal  business of ABH  Financial is to function as a holding  company.  ABH
Financial is the sole shareholder of Alfa Capital Holdings and, in such capacity, may be deemed to be the beneficial owner of Shares held for the account of Alfa Capital Holdings. Current information concerning the identity and background of the directors and officers of ABH Financial is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

     Alfa Finance is a Luxembourg limited liability company with its principal address at 22, Grand Rue, 2nd Floor, Luxembourg, L-1661. The principal business of Alfa Finance is to function as a holding company. Alfa Finance is the sole shareholder of each of Alfa Telecom, ABH Financial and BVI Sub and, in such capacity, may be deemed to be the beneficial owner of Shares held for the accounts of each of Alfa Telecom, Alfa Capital Holdings and BVI Sub. Current information concerning the identity and background of the directors and officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

     CTF Holdings is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. Effective as of February 27, 2002, in connection with an internal reorganization in which ultimate economic interest did not change, CTF Holdings transferred, for nominal consideration, its entire 68.75% interest in Alfa Finance to the following entities in the same percentages as the owners of such entities hold interests in Crown Finance, the sole shareholder of CTF Holdings: Cotesmore Holdings Limited, a Bahamas corporation, the sole shareholder of which is Mikhail Fridman ("Cotesmore"), Laketown Services Limited, an Isle of Man corporation, the sole shareholder of which is Alexey Kuzmichev ("Laketown"), and Bardsley Investment Corp., a British Virgin Islands corporation, the sole shareholder of which is German Kahn ("Bardsley" and, together with Cotesmore and Laketown, the "Holding Companies"). The owners of the Holding Companies are also members of the Supervisory Board (as described below). Pursuant to an agreement dated as of February 27, 2002, by and among CTF Holdings, Cotesmore, Laketown, Bardsley and Alfa Finance (the "Administration Agreement"), each of Cotesmore, Laketown and Bardsley granted CTF Holdings a power of attorney to take certain actions with respect to its respective interest in Alfa Finance. As a result of the Administration Agreement, CTF Holdings may be deemed to be the beneficial owner of Shares held for the accounts of each of Alfa Telecom, Alfa Capital Holdings and BVI Sub. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

     Crown Finance is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity and by virtue of the Administration Agreement, may be deemed to be the beneficial owner of Shares held for the accounts of each of Alfa Telecom, Alfa Capital Holdings and BVI Sub. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

     The Supervisory Board coordinates the strategic development of a group of affiliated entities, often referred to as "Alfa Group Consortium," which includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                                                             Page 10 of 26 Pages


     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.           Interest in Securities of the Issuer.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

     (a) (i) Alfa Telecom may be deemed the beneficial owner of the 10,731,707 Shares held for its own account (approximately 40.00% of the total number of Shares outstanding).

          (ii) Each of Alfa Capital Holdings and ABH Financial may be deemed the beneficial owner of 1,609,756 Shares currently held for the account of Alfa Telecom (approximately 6.00% of the total number of Shares outstanding). Alfa Capital Holdings holds an Option (as defined herein) to acquire 1,609,756 Shares from Alfa Telecom.

          (iii) Each of Alfa Finance, CTF Holdings and Crown Finance may be deemed the beneficial owner of 10,840,647 Shares (approximately 40.41% of the total number of Shares outstanding). This number consists of (i) 10,731,707 Shares held for the account of Alfa Telecom and (ii) 108,940 Shares held for the account of BVI Sub.

          (iv) The Issuer, OAO Rostelecom, a company organized in the Russian Federation ("RTK"), Alfa Telecom, Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership ("CIG"), Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey ("Cavendish") and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg ("First NIS Fund") entered into a Shareholders Agreement, dated as of September 5, 2002 (the "New Shareholders Agreement"), and a Standstill Agreement, dated as of September 5, 2002 (the "New Standstill Agreement"), which supersede the
Shareholders Agreement, dated as of May 11, 2001 (the "Old Shareholders Agreement"), and the Standstill Agreement, dated as of March 31, 2001 (the "Old Standstill Agreement"), respectively.

     Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of RTK, CIG, Cavendish and First NIS Regional Fund for information regarding such entities, their respective beneficial ownership of Shares and any changes to such respective beneficial ownership of Shares. To the best of the Reporting Persons' knowledge, as of November 6, 2002, each of RTK, CIG, Cavendish and First NIS Regional Fund, respectively, may be deemed to beneficially own the following numbers of Shares: RTK - 4,024,067 (15.00% of the Issuer); CIG - 2,166,405 (8.08% of the Issuer); Cavendish - 1,845,769 (6.88% of the Issuer) and First NIS Regional Fund - 723,907 (2.70% of the Issuer). To the best of the Reporting Persons' knowledge, as of November 6, 2002, RTK, CIG, Cavendish, First NIS Regional Fund and certain of the Reporting Persons, in the aggregate but not individually, may be deemed to beneficially own 19,600,795 Shares (73.06% of the Issuer). This number includes the 108,940 Shares held for the account of BVI
Sub. All percentages reported herein are calculated on the basis of the Issuer having 26,827,115 Shares issued and outstanding as a result of the issuance of 4,024,067 Shares to RTK. The Reporting Persons and any other person named in response to Item 2 hereof disclaim beneficial ownership of any Shares held by RTK, CIG, Cavendish or First NIS Regional Fund, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in response to Item 2 hereof is part of a "group" (as such term is used in Section 13(d)(3) of the

                                                             Page 11 of 26 Pages


Securities Exchange Act of 1934 (the "Exchange Act") and Rule 13d-5 under the Exchange Act) or is the beneficial owner of any Shares beneficially owned by RTK, CIG, Cavendish or First NIS Fund.

     (b) (i) Each of Alfa Telecom, Alfa Finance, CTF Holdings and Crown Finance may be deemed to have the sole power to direct the voting and disposition of the 10,731,707 Shares held for the account of Alfa Telecom.

          (ii) Each of Alfa Finance, CTF Holdings and Crown Finance may be deemed to have the sole power to direct the voting and disposition of the 108,940 Shares held for the account of BVI Sub.

          (iii) Upon the exercise of the Option (as defined herein), each of Alfa Capital Holdings, ABH Financial, Alfa Finance, CTF Holdings and Crown Finance may be deemed to have the sole power to direct the voting and disposition of the 1,609,756 Shares Alfa Capital Holdings has the right to acquire from Alfa Telecom.

          (iv) Under the terms of the New Shareholders Agreement, Alfa Telecom has agreed to take such actions as are necessary from time to time to maintain the composition of the board of directors of the Issuer in accordance with the terms of Section 3 of the New Shareholders Agreement. These actions include, without limitation, the voting of Shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the board of directors, the waiving of notice of and attendance at meetings, the amendment of the Issuer's by-laws and the like. As noted above, the Reporting Persons and any other person named in Item 2 hereof disclaim beneficial ownership of any Shares held by RTK, CIG, Cavendish or First NIS Regional Fund.

     (c) Except as disclosed in Item 6 hereof, there have been no transactions effected with respect to the Shares since September 9, 2002 (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

     (d) The shareholder of each of Alfa Telecom, Alfa Capital Holdings and BVI Sub has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Alfa Telecom, Alfa Capital Holdings and BVI Sub in accordance with its ownership interest in Alfa Telecom, Alfa Capital Holdings and BVI Sub.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6.

     This Item 6 is supplementally amended as follows:

     On November 1, 2002, Alfa Telecom and Alfa Capital Holdings entered into a stock option agreement (the "Stock Option Agreement") pursuant to which Alfa Telecom granted Alfa Capital Holdings an option (the "Option") to acquire 1,609,756 Shares currently held for the account of Alfa Telecom (the "Option Shares"). The term of the Option is from November 1, 2002 until May 11, 2004, and the exercise price is $10.25 per Share (the "Exercise Price"). The number of Option Shares and the Exercise Price may be adjusted as set forth in the Option Agreement. Alfa Capital Holdings did not pay Alfa Telecom any cash or stock consideration in connection with the grant of the Option. Pursuant to the New Shareholders Agreement, Alfa Capital Holdings is a Permitted Transferee (as such term is defined in

                                                             Page 12 of 26 Pages


the New Shareholders Agreement) of Alfa Telecom. Upon the exercise of the Option by Alfa Capital Holdings, the Option Shares would continue to be subject to the New Shareholders Agreement (a copy of which was attached as Exhibit O to Amendment No. 4 to this Statement on Schedule 13D and is incorporated herein by reference) and would also continue to be subject to the registration rights originally granted pursuant to the GTS Registration Rights Agreement (as defined in Item 6 of Amendment No. 4 to this Statement on Schedule 13D), which registration rights Global TeleSystems Europe Holdings B.V. assigned to Alfa Telecom on May 11, 2001. As affiliates of Alfa Telecom, Alfa Capital Holdings and ABH Financial are currently subject to the New Standstill Agreement (a copy of which was attached as Exhibit N to Amendment No. 4 to this Statement on
Schedule 13D and a copy of which is incorporated herein by reference) and would continue to be subject to the New Standstill Agreement upon the exercise of the Option. A copy of the Stock Option Agreement is attached hereto as Exhibit Q and is incorporated herein by reference.

     From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions and may purchase securities for the purpose of closing out short positions in such securities.

     The foregoing description of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by the terms of the Stock Option Agreement, which are incorporated herein by reference.

     Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         The Exhibit Index is incorporated herein by reference.

                                                             Page 13 of 26 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     November 6, 2002               ALFA TELECOM LIMITED


                                         By:   /s/ Pavel Nazarian
                                               ---------------------------------
                                               Pavel Nazarian
                                               Director

Date:     November 6, 2002               ALFA CAPITAL HOLDINGS (CYPRUS) LIMITED


                                         By:   /s/ Pavel Nazarian
                                               ---------------------------------
                                               Pavel Nazarian
                                               Director

Date:     November 6, 2002               ABH FINANCIAL LIMITED


                                         By:   /s/ Pavel Nazarian
                                               ---------------------------------
                                               Pavel Nazarian
                                               Director

Date:     November 6, 2002               ALFA FINANCE HOLDINGS S.A.


                                         By:   /s/ Mikhail Fridman
                                               ---------------------------------
                                               Mikhail Fridman
                                               Director

Date:     November 6, 2002               CTF HOLDINGS LIMITED


                                         By:   /s/ Franz Wolf
                                               ---------------------------------
                                               Franz Wolf
                                               Director

Date:     November 6, 2002               CROWN FINANCE FOUNDATION


                                         By:   /s/ Franz Wolf
                                               ---------------------------------
                                               Franz Wolf
                                               Attorney-in-Fact

                                                             Page 14 of 26 Pages


                                     ANNEX A

                 Directors and Officers of Alfa Telecom Limited

Name/Title/Citizenship       Principal Occupation                     Business Address
----------------------       ---------------------                    ----------------

    Pavel Nazarian           Director of Headquarters/Head of         22, Grand Rue, 2nd Floor,
    Director                 International Compliance of Alfa         Luxembourg, L-1661
    (Russia)                 Finance Holdings S.A.

    Joseph Louis Moss        Administrative Director of Crown         Suite 3, 4 Irish Place,
    Director                 Resources AG                             Gibraltar
    (United Kingdom)


        Directors and Officers of Alfa Capital Holdings (Cyprus) Limited

Name/Title/Citizenship       Principal Occupation                     Business Address
----------------------       ---------------------                    ----------------

    Pavel Nazarian           Director of Headquarters/Head of         22, Grand Rue, 2nd Floor,
    Director                 International Compliance of Alfa         Luxembourg, L-1661
    (Russia)                 Finance Holdings S.A.

    Charalambos Michaelides  Principal Manager of Abacus              Julia House,
    Director                 Financial Services Limited               3 Themistocles Dervis Street,
    (Cyprus)                                                          1066 Nicosia, Cyprus

    Nicos Nicolaides         Managing Partner of Abacus               Julia House,
    Director                 Financial Services Limited               3 Themistocles Dervis Street,
    (Cyprus)                                                          1066 Nicosia, Cyprus

    Michael Georghiou        Partner of Abacus Financial              Julia House,
    Director                 Services Limited                         3 Themistocles Dervis Street,
    (Cyprus)                                                          1066 Nicosia, Cyprus

    Natalia Bogush           Administrative Director of Alfa          Presidium Building, 3rd Floor,
    Director                 Capital Holdings (Cyprus) Limited        6 Demosthenis Severis Avenue,
    (Russia)                                                          1080 Nicosia, Cyprus


                 Directors and Officers of ABH Financial Limited

Name/Title/Citizenship       Principal Occupation                     Business Address
----------------------       ---------------------                    ----------------

    Pavel Nazarian           Director of Headquarters/Head of         22, Grand Rue, 2nd Floor
    Director                 International Compliance of Alfa         Luxembourg, L-1661
    (Russia)                 Finance Holdings S.A.

                                                             Page 15 of 26 Pages


    Joseph Louis Moss        Administrative Director of Crown         Suite 3, 4 Irish Place,
    Director                 Resources AG                             Gibraltar
    (United Kingdom)


              Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/Citizenship       Principal Occupation                     Business Address
----------------------       ---------------------                    ----------------
    Peter Aven               President of OJSC Alfa Bank              11 Mashy Poryvaevoy Street,
    Director                                                          107078 Moscow, Russia
    (Russia)

    Mikhail Fridman          Chairman of the Board of                 11 Mashy Poryvaevoy Street,
    Director                 Directors of OJSC Alfa Bank              107078 Moscow, Russia
    (Russia)

    David Gould              Deputy Director of Corporate             3 Smolenskaya Square,
    Director                 Development, Finance and Control         121099 Moscow, Russia
    (United States)          for CTF Holdings Limited

    Alexander Knaster        Chief Executive Officer of OJSC          11 Mashy Poryvaevoy Street,
    Director                 Alfa Bank                                107078 Moscow, Russia
    (United States)

    Andrey Kosogov           First Deputy Chairman of the             11 Mashy Poryvaevoy Street,
    Director                 Executive Board of Directors             107078 Moscow, Russia
    (Russia)                 of OJSC Alfa Bank

    Alexey Kuzmichev         Chairman of the Board of                 21 Novy Arbat Street,
    Director                 Directors of Crown Resources AG          121019 Moscow, Russia
    (Russia)

    Pavel Nazarian           Director of Headquarters / Head of       22, Grand Rue, 2nd Floor
    Officer - Director of    International Compliance of Alfa         Luxembourg, L-1661
    Headquarters/Head of     Finance Holdings S.A.
    International Compliance
    (Russia)

    Aleksandr Tolchinsky     Head of the Corporate Finance            12 Acad. Sakharov Prospect, 107078
    Director                 Department of OJSC Alfa Bank             Moscow, Russia
    (United States)

                                                             Page 16 of 26 Pages


                 Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship       Principal Occupation                     Business Address
----------------------       ---------------------                    ----------------
    Adrian Collister         Director and Chartered                   ESC International -
    Director                 Accountant, ESC, International           Gibraltar Office -
    (United Kingdom)                                                  P.O. Box 398, Ground Floor,
                                                                      Neptune House, Marina Bay,
                                                                      Gibraltar

    Alla Koudriavtseva       Director of CTF Holdings Limited         Suite 2, 4 Irish Place,
    Director                                                          Gibraltar
    (Russia)

    Franz Wolf               Director of CTF Holdings Limited         Suite 2, 4 Irish Place,
    Director                                                          Gibraltar
    (Germany)


               Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship       Principal Occupation                     Business Address
----------------------       ---------------------                    ----------------
    Christian Rosenow        Financial Advisor                        Claridenstrasse 25 CH-8002
    Director                                                          Zurich, Switzerland
    (Switzerland)

    Dr. Norbert Seeger       Attorney, ArComm Trust                   Am Schragen Weg 14,
    Director                 Company                                  P.O. Box 1618, FL-9490 Vaduz,
    (Liechtenstein)                                                   Liechtenstein

    Dr. Christian Zangerle   Attorney, Law Office of Dr.              Am Schragen Weg 14,
    Director                 Norbert Seeger                           P.O. Box 1618, FL-9490 Vaduz,
    (Austria)                                                         Liechtenstein


           Directors of the Supervisory Board of Alfa Group Consortium

Name/Title/Citizenship       Principal Occupation                     Business Address
----------------------       ---------------------                    ----------------
    Peter Aven               President of OJSC Alfa Bank              11 Mashy Poryvaevoy Street,
    Director                                                          107078 Moscow, Russia
    (Russia)

    Alexander Fain           Chief Executive Officer of               21 Novy Arbat Street,
    Director                 LLC Alfa Eco                             121019 Moscow, Russia
    (Russia)

                                                             Page 17 of 26 Pages

    Gleb Fetisov             Member of the Federal Assembly of the    11-6 Pozharisky per,
    Director                 Russian Federation as a Representative   119034 Moscow, Russia
    (Russia)                 of the Region of Voronezh

    Mikhail Fridman          Chairman of the Board of Directors of    11 Mashy Poryvaevoy Street,
    Director                 OJSC Alfa Bank                           107078 Moscow, Russia
    (Russia)

    Michail Gamzin           Chief Executive Officer of United Food   3rd Golutvinsky per.,
    Director                 Company                                  10, building 6,
    (Russia)                                                          109180 Moscow, Russia

    German Khan              Member of the Board of Directors of      18/2, Schipok Street,
    Director                 OJSC Tyumen Oil Company                  113097 Moscow, Russia
    (Russia)

    Vladimir Bernstein       Director of Strategic and Investment     3 Smolenskaya Square,
    Director                 Planning of Alfa Group                   121099 Moscow, Russia
    (Russia)

    Alexander Kosiyanenko    Chief Executive Officer of               14817 Moscow region, district of
    Director                 JSC Perekrestok                          Mytischy, Paveltsevo village,
    (Russia)                                                          Russia

    Alexey Kuzmichev         Chairman of the Board of Directors of    21 Novy Arbat Street,
    Director                 Crown Resources AG                       121019 Moscow, Russia
    (Russia)

    Nigel Robinson           Director of Corporate Development,       3 Smolenskaya Square,
    Director                 Finance and Control of Alfa Group        121099 Moscow, Russia
    (United Kingdom)

    Leonard Vid              Chairman of the Executive Board of       11 Mashy Poryvaevoy Street,
    Director                 Directors of OJSC Alfa Bank              107078 Moscow, Russia
    (Russia)

         To the best of the Reporting Persons' knowledge:

          (a) With the exceptions of 1,000 Shares held for the account of Aleksandr Tolchinsky and 20,000 Shares held for the account of Alexander Knaster, none of the above persons hold any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 18 of 26 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------


P.        Joint Filing  Agreement,  dated as of November 6, 2002,
          by  and  among  Alfa  Telecom  Limited,   Alfa  Capital
          Holdings (Cyprus) Limited, ABH Financial Limited,  Alfa
          Finance  Holdings S.A., CTF Holdings  Limited and Crown
          Finance Foundation......................................            19

Q.        Stock Option  Agreement,  dated as of November 1, 2002,
          by and between  Alfa  Telecom  Limited and Alfa Capital
          Holdings (Cyprus) Limited...............................            21